UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is being filed to provide several updates on the business of Check-Cap Ltd. (the “Company”).

Key Highlights

●	Significant post-announcement market momentum: the Company is among the most active movers on Nasdaq, with the share price increasing by more than 300% and trading volumes in the hundreds of millions of dollars.

●	Strong institutional interest: dozens of leading investors and investment banks expressed immediate interest in participating in the Company’s growth strategy.

●	Regained compliance: Nasdaq confirmed the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2); the matter is closed.

●	Strategic flexibility: due to overwhelming interest, the Board of Directors of the Company (the “Board”) is evaluating potential investments intended to strengthen the balance sheet and accelerate growth.

Corporate and Market Update

Following the announcement of the Company’s entry into an Agreement and Plan of Merger with MBody AI, a Nevada corporation, the Company experienced exceptional inbound engagement from the capital markets. Institutional investors and investment banks, numbering in the dozens, expressed strong and immediate interest in supporting the combined company’s growth strategy. Concurrently, the Company was one of the most active movers on Nasdaq, with the share price increasing by more than 300% and aggregate trading volumes reaching the hundreds of millions of dollars in the days following the announcement. This momentum reflects robust investor confidence in the merger and MBody AI’s continued, astonishing growth trajectory.

Nasdaq Compliance Update

●	As previously disclosed, on April 9, 2025, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department regarding the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). On September 29, 2025, Nasdaq notified the Company that it had regained compliance as a result of the closing bid price of its ordinary shares being $1.00 per share or greater for ten consecutive trading days. Accordingly, this matter is now closed.

●	Based on its consolidated unaudited financial statements for the six months ended June 30, 2025, the Company believes its stockholders’ equity significantly exceeds $2,500,000, well above the minimum required under Nasdaq Listing Rule 5550(b)(1) (the “Equity Rule”) and, accordingly, that it is in compliance with the Equity Rule. The Company has prepared these financial statements and will be filing them with the Securities and Exchange Commission in due course. As previously disclosed, on September 3, 2025, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department regarding its noncompliance with the Equity Rule; however, in light of the foregoing, the Company believes the deficiency has been remedied. The Company awaits formal confirmation from Nasdaq and will update the market promptly upon receipt of Nasdaq’s compliance determination.

Financing and Strategic Considerations

In response to the significant and constructive market interest in the merged MBody AI and Check-Cap company, the Board is actively evaluating potential financing opportunities to fortify the merged company’s capital position and accelerate execution of its growth strategy. No securities are being offered by this Form 6-K, and any potential financing would be conducted in compliance with applicable laws and regulations.

Merger and Growth Outlook

MBody AI continues to demonstrate strong operating momentum. The Company believes the combined platform is well-positioned to deliver market-leading capabilities, supported by substantial investor engagement and strategic optionality.

Annual General Meeting of Shareholders – Rescheduling Notice

To accommodate the exceptional level of investor engagement and to provide additional time to evaluate the aforementioned financing opportunities, the Company has determined to reschedule its Annual General Meeting (“AGM”) of Shareholders (originally scheduled for October 17, 2025). The recent U.S. government shutdown has also impacted timing and logistics. The Company expects to furnish a further Form 6-K announcing the updated AGM date, time and record date within the next few weeks.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding potential financing transactions, the anticipated benefits of the proposed merger, market positioning, and timing of the rescheduled AGM. These forward-looking statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described. For a discussion of these and other risks, please refer to the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: October 16, 2025	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

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